Credit Suisse Institutional Fund Inc. - Select Equity Portfolio


Obtaining control of Credit Suisse Institutional Fund Inc. -
Select Equity Portfolio:

As of October 31, 2003, Patterson & Co FBO Temple University Hospital ("Shareholder") owned 0 shares of the Fund, which represented 0% of the outstanding shares of the Fund. As of April 30, 2004, Shareholder owned 750,068.822 shares of the Fund, which represented approximately 45.68% of the outstanding shares of the Fund. Shareholder acquired 622,859.445 shares on November 4, 2003 (the "Transaction"). It appears that the Transaction resulted in Shareholder beneficially owning more than 25% of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund on the date of the Transaction. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.

Ceasing control of Credit Suisse Institutional Fund Inc. -
Select Equity Portfolio:

As of October 31, 2003, Trustlynx & Co ("Shareholder") owned 346,193.171 shares of the Fund, which represented approximately 29.06% of the outstanding shares of the Fund. As of April 30, 2004, Shareholder owned 0 shares of the Fund, which represented 0% of the outstanding shares of the Fund. Shareholder redeemed 98,640.626 shares on March 31, 2004 (the "Transaction"). It appears that the Transaction resulted in Shareholder beneficially owning less than 25% of the Fund. Accordingly, Shareholder may be presumed to have ceased to be a controlling person of the Fund on the date of the Transaction. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.